MADISON MOSAIC TAX-FREE TRUST
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

January 19, 2010

BY EDGAR

Ms. Linda Sterling
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Madison Mosaic Tax-Free Trust (SEC File Nos. 2-77986; 811-3486)

Dear Ms. Sterling:

The following serves to respond to comments received from you on January 11, 2010 regarding Post-Effective Amendment No. 34 to the Madison Mosaic Tax-Free Trust (“Trust”) Form N-1A Registration Statement relating to the Trust’s annual updating amendment.  We are responding to your comments by filing with this letter Post-Effective Amendment No. 35 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Prospectus Comments

1.	Comment: In the fee table for both the Virginia Fund and the National Fund, remove the words “of any type” from the first row of shareholder fees.

Response:                           Done.

2.
Comment:  In the summary section for the Virginia Fund, under “Principal Investment Strategies,” add disclosure to the effect that the fund invests in securities not subject to Virginia taxes, provide duration and maturity parameters, and indicate how individual securities are selected.  In the summary section for the National Fund, under “Principal Investment Strategies,” add disclosure to explain the difference between this fund and the Virginia Fund, provide duration and maturity parameters, and indicate how individual securities are selected.

Response:                           Done.

3.
Comment:  In the summary section for both funds, remove the explanation of the Barclays index from the performance table and indicate that the index does not reflect deduction for fees and taxes (per the Form N-1A instructions).

Response: Done.

4.
Comment:  In the summary section for both funds, remove the paragraph after “Purchase minimums” in the section called “Purchase and Sale of Fund Shares.”  Also, delete the clause “business day, which is any” in the first sentence of the next paragraph.

Response:  Done.

5.	Comment: In the summary section for both funds, under “Tax Information,” explain whether distributions will be subject to AMT.

Response:  Done.

6.
Comment:  Under “Implementation of Investment Objectives,” be explicit regarding the Virginia Fund’s intent to invest at least 80% of its assets in securities that are exempt from taxes for VA residents.

Response:  Done.

7.	Comment: In the “Management” section, add a statement that discussion of board approval of the management agreement is contained in most recent annual report.

Response:                           After further review, this statement was already in the "Management” section, so no additional disclosure was added in this regard.

SAI Comments

1.	Comment: Add a fundamental policy for both funds regarding diversification.

Response:                           Done.

2.	Comment: In the discussion of board committees, add disclosure in response to Item 17(b)(2)(iv) of Form N-1A for the nominating committee disclosure.

Response:                           Done.

3.	Comment: Disclosure whether the distributor has adopted a code of ethics.

Response:                           Done.

4.	Comment: In the portfolio management section, the response in the last column of the table (regarding material conflicts) is not sufficient. Please revise.

Response:                           Done.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill

General Counsel and Chief Legal Officer